SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____      Form 40-F   X
                                        -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______     No    X
                             -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 4 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CP SHIPS LIMITED
                                          (Registrant)

Date:  28 September 2005
                                          By:  /s/ JOHN BAKER
                                               ----------------------------
                                                Name: John Baker
                                                Title:   Secretary

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



                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

    10.1     Press Release of CP Ships Limited "HAPAG-LLOYD'S              4
             ADOLF ADRION SUCCEEDS CP SHIPS' RAY MILES
             AS BOX CLUB CHAIRMAN", dated 28 September2005



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



                                                                  Exhibit 10.1


                      HAPAG-LLOYD'S ADOLF ADRION SUCCEEDS
                   CP SHIPS' RAY MILES AS BOX CLUB CHAIRMAN


GATWICK, UK (28th September 2005) - Adolf Adrion, CEO of Hapag-Lloyd Container Line, has been elected as chairman of the International Council of Containership Operators, known as the Box Club.

His appointment is effective immediately.

The council is the container shipping industry's CEO forum which meets twice a year to discuss industry issues.

Mr Adrion has been a member of the executive board of Hapag-Lloyd AG and CEO of Hapag-Lloyd Container Line since March 2004.

He succeeds CP Ships CEO Ray Miles who became chairman in March 2003.

                                    -ends-



                                MEDIA CONTACTS

                                   CP Ships
                                Elizabeth Canna
                        Telephone: +44 (0)1293 861 921
                          Mobile: +41 (0)79 691 3764
                          elizabeth.canna@cpships.com
                          ---------------------------

                                  Hapag-Lloyd
                                  Klaus Heims
                          Telephone: +49 40 3001 2529
                           Mobile: +49 172 447 0135
                              klaus.heims@hlag.de
                              -------------------


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